April 6, 2012

Ms. Anne Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Leviathan Minerals Group Incorporated
Form 8-K
Filed August 26, 2011
File No. 0-53926

Dear Ms. Parker:

This letter is in response to the comments contained in the Securities and Exchange Commission letter, dated January 26, 2012 (the "Comment Letter"), to Leviathan Minerals Group Incorporated (the “Company”), concerning the Form 8-K filed by the Company with the Securities and Exchange Commission on August 26, 2011.

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter. Please note that we have not changed the page numbers in the headings or comments from the Comment Letter, but the page numbers referred to in our responses below refer to the enclosed draft Amendment and draft financial statements.

On behalf of the Company, the following are our responses to the Staff’s comments:

General

1. Please amend your Form 8-K to incorporate all of the revisions that you have proposed, including those reflected in the draft Form 8-K/A2 submitted with your December 20, 2011 response letter, as well as any revisions necessary to resolve the additional comments in this letter.

The Company revised the amended Form 8-K, filed contemporaneously with this response letter, to incorporate all of the revisions that it previously proposed, including those reflected in the draft Form 8-K/A2 submitted with its December 20, 2011 response letter, as well as the revisions necessary to resolve the additional comments in this Comment Letter.

2. We note that you have not filed a Form 10-Q for the quarter ended September 30, 2011, which was due by November 14, 2011. Please comply with your reporting obligations under Rule 13a-13 of Regulation 13A.

On October 11, 2011 the Company filed a Form 8-K to report non-reliance on previously issued financial statements filed in a Form 8-K on August 26, 2012.  The Company is currently filing an amended Form 8-K with amended financial statements.  The Company plans to comply with its reporting obligations on a timely basis on a going forward basis.

3. It appears that some of your abbreviations for entity names are used inconsistently. For example, on pages 2 and 13, you abbreviate the name “PT AP Prima” as “PT AP.” However, in your organizational chart on page 5, either this entity is missing or it is referred to as “PT Aega Prima” and abbreviated as “PT Aega.” As another example, PT Alam Lestari Kencana is abbreviated as “PT ALK” on pages 2 and 13” and as “PTALK” in the organizational chart on page 5. Please review your entire document for consistency and make revisions where appropriate.

The Company reviewed the entire document and made revisions where necessary.  PT AP Prima, PT AP and PT Aega Prima are the same company.  Both PT ALK and PTALK were abbreviations for PT Alam Lestari Kencana.

4. We note your response to comment 2 in our letter dated September 26, 2011, and we reissue the comment, in part. We note the following claims, among others:

• “Two of the top ten tin producers operate in Bangka Island – PT Timah and PT Koba Tin.” (page 6) We are unable to locate this information with respect to PT Koba Tin in the source materials you sent us. Please either provide us with clearly marked source material or alternatively remove the reference to PT Koba Tin in your filing.

• “According to a CRU Monitor report, Indonesia is the second largest tin producer in the world after China, controlling 20% market share or around 64,300 metric tons.” (pages 7, 20) You sent us an excerpt of PT Timah (Persero) Tbk’s 2009 Annual Report which, in turn, cites a CRU Monitor report. Please send us a copy of the source material from CRU Monitor.

• “Indonesia is also the world’s top tin exporter with over 90% of its tin products exported to the international market.” (page 7, 20) You sent us an excerpt of PT Timah (Persero) Tbk’s 2009 Annual Report. Please substantiate this claim with a more official source.

• “According to the International Tin Research Institute (ITRI), global consumption is expected to grow 7.9% year over year lifted by demand from the electronics sector.” (page 8) We are unable to locate this statement in the materials you sent us. Please either provide us with clearly marked source material or alternatively remove the claim from your filing.

• “INBS Research expects electronic purchases to increase 5% CAGR over the next three years to US$367 billion in 2013.” (page 8) We note that you sent us an excerpt of the 2011 ITRI Tin Industry Review with the following statement highlighted: “Looking across all sectors together, technology change should be positive for tin use, making a net addition in the order of 15,000 tpy or 4-5% to world consumption over 5-10 years.”

Please revise the statement in your filing in light of the discrepancies. For example, cite the ITRI Tin Industry Review instead of “INBS Research” and remove the reference to the US$367 billion figure, for which we were unable to locate support. In addition, please tell us whether your source material is publicly available, and whether you paid any compensation for the receipt of such information.

The Company eliminated the above claims from the Form 8-K.

Our Products and Business Strategy page 6

5. We note your response to comment 45 in our letter dated September 26, 2011. It appears there still are estimates of mineralized materials and related values in your draft disclosure. For example, on page 11 of your proposed amendment you disclose a value of $150.0 million that implies the existence of a mineral reserve. Additionally, on page 20 of your proposed amendment you disclose an estimate of tons and grade that does not appear to be a proven or probable reserve. We reissue prior comment 45.

The Company has removed all of the mineral resource disclosures and associated values from our filing as these do not constitute proven or probable reserves.

6. We have read your response to comment 46 in our letter dated September 26, 2011 regarding reserve-related terminology utilized in your disclosures, and understand that you intended to eliminate such disclosures because you have not established reserves. However, it appears that you continue to have inappropriate references to reserve terminology throughout your draft filing. For example, on page 10 of your proposed amendment you disclose the terms reserve map, reserves, and proven and probable reserves. Please do not utilize such terms until you have a proven or probable reserve as defined by paragraph (a) of Industry Guide 7.

The Company has removed all of the mineral resource disclosures and associated values from our filing as these do not constitute proven or probable reserves.

7. We have received the Minarco technical report that you submitted in response to comment 47 in our letter dated September 26, 2011. Tell us whether you obtained permission from the person who prepared the report to reference their technical work in your filing. If you had, submit the letter providing such authorization with your reply.

We obtained oral permission from Minarco-Mineconsult to use their technical work in our filing.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

Overview of Results of Operations page 14

8. We note your disclosure explaining that your revenue increased to $40.5 million for the six months ended June 30, 2011, reflecting an average selling price of $26,000 per ton and sales of 1,400 tons on tin ingots. Please reconcile your tons of tin ingots sold and your average selling price per ton to your revenue for the six months ended June 30, 2011.

The June 30, 2011 financial statements that are included as an exhibit to the previous filed SEC comment letter has been revised.  Please find a separate analysis reconciling our tons of tin ingots sold, average selling price to our revenues for the six months ended June 30, 2011 and 2010.

Please find a separate analysis reconciling our tons of tin ingots sold, average selling price to our revenues for the six months ended June 30, 2011 and 2010 .

	Six Months Ended	Six Months Ended
	June 30, 2011	June 30, 2010
Sales	$36,690,574	$13,446,871

Price pr ton	18,368	17,194

Tons Sold	1,995	814

Total expected sales	$36,643,641	$14,000,167

Difference to disclosure	46,933	(553,296)

Difference %	0%	-4%

* Note this amount includes results from the period from January 10 to June 30, 2010 as the successor and January 1 to April 14, 2010 as the predecessor.

9. Your disclosure indicates that PT AP mined approximately 300 tons of tin sand during the six months ended June 30, 2011. Please add disclosure of mining losses and metallurgical recoveries associated with your mining operations, and clarify the source and payment made for the difference between your tons mined and tons of tin ingots sold.

We have revised our disclosure to incorporate a discussion about mining losses and metallurgical recoveries associated with our mining operations.

Equipment used to perform the smelter process needs to run 24 hours per day to maintain the temperature necessary to produce tin ingots from the tin sand.   With only one ship, PT AP does not produce sufficient tin sand for PT ALK to run at full capacity to justify keeping the equipment running.   As such we purchase tin sand from third party mining companies to supplement PT ALK’s demand for tin sand.  During the six months ended June 30, 2011, we purchased approximately 2,100 tons of tin sand at an approximate average cost of $17,000 per ton. During the 2.5 months ended June 30, 2010, we purchased approximately 580 tons of tin sand at an approximate average cost of $9,000 per ton.

We produce approximately 0.7 tons of tin ingot for every ton of tin sand.  Raw materials used to produce tin ingots include tin sand as well as anthracite and other secondary ingredients.

Results of Operations for the Year Ended December 31, 2010 and 2009, page 14

10. We note your statement that the composition of where you sourced your tin sand changed in fiscal year 2010. Just as you describe your sourcing in 2010, please describe for comparative purposes your sourcing in 2009.

We have updated our disclosure to include the following:

During the year ended December 31, 2009, sourcing tin sand directly from our concessions owned by PT AP was 69 tons. During the year ended December 31, 2009, we purchased approximately 1,600 tons of tin sand at an average purchase price of $9,000 per ton.

Liquidity and Capital Resources, page 15

11. We note your statement on page 15 that “Cash used provided by financing activities for the six months ended June 30, 2011 was $1.2 million related to transactions with our major shareholder, David Supardi.” Please disclose in this section the nature of the cash used related to the transactions with Mr. Supardi.

Mr. Supardi provided cash to finance operating activities such as professional fees and general and administrative expenses.  Cash provided by Mr. Supardi primarily occurred prior to the private placement funding in August 2011.  We do not anticipate significant transactions to continue with Mr. Supardi for the remainder of fiscal year 2011.

12. We note your response to comment 10 in our letter dated September 26, 2011. In particular, we note your statement that you believe your cash and cash equivalents on hand as of June 30, 2011, together with cash flows from operations and the capital raised in the private placement, will be sufficient to meet your working capital and capital expenditure requirements in fiscal year 2012. Please describe in further detail your planned capital expenditures. For instance, if your capital expenditure requirements consist of your “plan to use approximately $2,000,000 to continue exploration and drilling activities,” as mentioned in the preceding paragraph, please discuss.

We have used approximately half of the $2,000,000 for exploration and drilling activities through December 31, 2011 and plan to use the balance through April 30, 2012. Exploration and drilling activities include exploratory drilling, sampling and producing a feasibility study that identifies proved and probable reserves. We do not foresee investing in capital expenditures outside of exploration and drilling activities.

Should we raise additional capital, we plan to purchase additional dredgers.

13. We note your disclosure on page F-26 regarding the violation of the covenant in your Senior Secured Convertible Promissory Note due to your failure to file your report on Form 10-Q within 50 days after the end of the September 30, 2011 quarter. Where you discuss your notes in the above-captioned section of your MD&A, please disclose whether there are any consequences associated with the covenant violation. In addition, please tell us when you intend to file this Form 10-Q.

The Company's failure to file its Form 10-Q with the SEC within 50 days after the end of the September 30, 2011quarter is a technical default.  This technical default does not constitute an Event of Default that would lead to acceleration of the Senior Secured Convertible Promissory Note or an increase in the interest rate of the Notes.  The Company will cure the technical default when it files the Form 10-Q.

On October 11, 2011 the Company filed a Form 8-K to report non-reliance on previously issued financial statements filed in a Form 8-K on August 26, 2012.  The Company is currently filing an amended Form 8-K with amended financial statements.  The Company plans to comply with its reporting obligations on a timely basis on a going forward basis.

Contractual Obligations, page 16

14. Where you refer in this section to your “operating leases,” please briefly describe their nature.

Our operating leases include office and vehicle leases.  Our office lease is for our Asia headquarters in Jakarta, Indonesia.   We have reviewed ASC 840 and have determined that these leases qualify as operating lease per current lease accounting rules.

Property page 17

15. We note that you have not complied with comment 48 in our letter dated September 26, 2011, concerning the required disclosure about the terms of your mineral rights. The conditions in paragraph (b)(2) of Industry Guide 7 are not specific to exploration stage, development stage, or production stage companies. We reissue prior comment 48.

The Company amended Item 3 to include additional information in response to your prior comment 48.

Transactions with Related Persons, page 24

16. We note your response to comment 16 in our letter dated September 26, 2011, and we reissue the comment, in part. Please disclose the material terms of the August 22, 2011 Exchange Agreement and identify the interested parties.

The Company added the material terms of the August 22, 2011 Exchange Agreement to the Transactions with Related Persons disclosure.  The interested parties and their involvement in the transaction were already identified.

Financial Statements

General

17. Please obtain and file audit reports which include the name and signature of the audit firm and the date of the audit report for each set of financial statements. 18. We note that you have utilized April 14, 2010 as the transition point between predecessor and successor in your reporting for the year ended December 31, 2010. Please revise your interim reporting for the six month comparative period ended June 30, 2010 to similarly distinguish between the activity of the predecessor and successor. You will need to also utilize this convention when preparing your delinquent interim report for the quarter ended September 30, 2010, and your annual report for the year ended December 31, 2011. Please ensure that disclosure in MD&A conforms with this financial presentation.

We will file the referenced audit reports shortly.  We will obtain and file audit reports which will the name and signature of the audit firm and the date of the audit report for each set of financial statements.

18. We note that you have utilized April 14, 2010 as the transition point between predecessor and successor in your reporting for the year ended December 31, 2010. Please revise your interim reporting for the six month comparative period ended June 30, 2010 to similarly distinguish between the activity of the predecessor and successor. You will need to also utilize this convention when preparing your delinquent interim report for the quarter ended September 30, 2010, and your annual report for the year ended December 31, 2011. Please ensure that disclosure in MD&A conforms with this financial presentation.

We have revised our interim reporting for the six months comparative period ended June 30, 2010 to distinguish between the activities of the predecessor and successor.  Please review the June 30, 2010 financial statements filed as an exhibit to the amended 8K.

Note 2 – Summary of Significant Accounting Policies, page F-10 ,

Exploration and Development Costs, page F-11

19. We note your disclosure indicating that you expense development costs prior to establishing proven and probable reserves. Please modify your accounting policy to conform with the definitions of exploration stage and development stage which reside in paragraph (a) of Industry Guide 7. We would not expect you to incur development costs in advance of having mineral reserves. Therefore, a policy of expensing such costs would not correlate with your stage of development.

We have revised our disclosure as follows:

Costs incurred before mineralization are classified as proven and probable reserves are expensed and classified as Exploration expense. Capitalization of development costs, that meet the definition of an asset, begins once mineralization is classified as proven and probable reserves. Such costs are amortized using the straight line method over the estimated life of the probable reserve. If mineral properties are subsequently abandoned or impaired, any capitalized costs will be charged to income.  During the periods ended December 31, 2010, April 14, 2010 and December 31, 2009, we incurred $661,336, $0 and $0, respectively, of exploration costs.   During the periods presented we have capitalized no development costs.

Revenue Recognition, page F-12

20. Please expand your disclosure to clarify the point at which you recognize revenue in the physical conveyance of product and rending of services, relative to the particular nature of your business. Based on your disclosure under Description of Business on page F-9, we expect you will need to explain your policy as it relates to operating the tin smelting facility and selling tin ingots. It should be clear whether you generate revenues from smelting apart from sales of tin ingots.

Revenue Recognition.

We earn revenue from the sale of tin ingot. We do not earn revenue from operating a tin smelting facility.

We have expanded our revenue recognition disclosure as follows:

Revenue is recognized, net of customer’s discounts, when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is determinable, and collectability is reasonably assured. We recognize revenue from sale of tin ingots when title, ownership, and risk of loss pass to the customer, all of which generally occurs upon delivery of the product to our customer’s respective locations. Revenue from product sales are recognized on a gross basis as the indicators for recording revenue on a gross basis are persuasive.

Our arrangements include pricing provisions which allow adjustment to the tin ingot price based on the spot market upon shipment to end users.  As a result, we have recorded shipments on a provisional basis until final settlement is reached. The pricing provisions are characterized as freestanding derivatives and are required to be accounted for separately once the product is received by the end user. The derivative instrument, which is settled and billed once final pricing settlement is reached, is marked to fair value as a revenue adjustment each reporting period based upon the estimated forward settlement until prices are actually settled. The derivative instrument, which is settled and billed once final pricing settlement is reached, is marked to fair value as a revenue adjustment each reporting period based upon the estimated forward settlement until prices are actually settled.

Thank you for your attention to this matter. We look forward to hearing from you. Please direct questions or questions for clarification of matters addressed in this letter to the undersigned of Richardson & Patel LLP at (212) 879-9321.

Sincerely,

/s/ Peter DiChiara

Peter DiChiara